UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                                            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2007.

OR

☐                                               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Rollins 401(k) Plan

Financial Statements

Years ended December 31, 2007 and 2006

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Rollins 401(k) Plan

We audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WINDHAM BRANNON, P.C.

Atlanta, Georgia

June 13, 2008

Rollins 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
ASSETS
INVESTMENTS, at fair value:
Mutual Funds	$96,843,739	$80,801,483
Common stock	60,671,241	48,043,477
Investment in Master Trust	34,896,585	0
Participant loans	6,455,384	6,102,367
Group annuity contract	0	30,791,788
Total Investments	198,866,949	165,739,115

CONTRIBUTIONS RECEIVABLE:
Employee contribution receivable	1,197	15,180
Employer contribution receivable	3,054,405	6,084,010
Total Contribution Receivable	3,055,602	6,099,190
Total Assets	201,922,551	171,838,305

LIABILITIES
Refunds payable to participants	0	15,212
Total Liabilities	0	15,212
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	201,922,551	171,823,093
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(145,622)	173,393
NET ASSETS AVAILABLE FOR BENEFITS	$201,776,929	$171,996,486

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2007

ADDITIONS
Investment Income:
Net appreciation in fair value of Rollins, Inc. common stock	$14,174,684
Net appreciation in fair value of mutual funds	6,689,272
Net gain from investment in Master Trust	1,644,150
Dividend income on Rollins, Inc. common stock	645,798
Interest income on participant loans	530,030
Total Investment Income	23,683,934

Contributions:
Participant	13,723,264
Employer	6,719,563
Rollovers	2,035,321
Total Contributions	22,478,148
Total Additions	46,162,082

DEDUCTIONS
Distributions to participants	19,776,493
Participant transaction charges	52,878
Total Deductions	19,829,371

TRANSFERS INTO PLAN	3,699,141

TRANSFERS OUT OF PLAN	(251,409)

NET INCREASE	29,780,443

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	171,996,486
END OF THE YEAR	$201,776,929

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

1.      DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan. During 2007, all employees of Rollins, Inc. (the “Company”), except those who are members of a collective bargaining unit, PCO Services, Inc. (the Company’s Canadian subsidiary), and Western Industries North, Inc. and Western Industries South, Inc. employees, are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees hired after January 1, 2007 (six months of service for fulltime employees hired prior to January 1, 2007) and following one year of service and 1,000 hours for non-fulltime employees, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 1, 2007, the Plan was amended to grant the Plan administrator discretion to provide for transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

Contributions and Investment Options

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently.  Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation.  Contributions by participants are not to exceed the annual maximum limitations of the Internal Revenue Code (the “Code”), which for 2007 was $15,500.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,000 in 2007. All participant contributions are fully vested and non-forfeitable.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual compensation.  The Company matching contributions are made at the end of each calendar quarter.  In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter.  To receive the true-up contribution, the participant must be employed on December 31st.  For the year ended December 31, 2007, the Company matched approximately $4.9 million in contributions.

Prior to January 1, 2007, the matching contribution was made in the common stock of the Company.  Effective January 1, 2007, participants are given the opportunity to diversify Company matching contributions which are currently in Rollins, Inc. common stock.  The funding of the Company match for the plan years ended December 31, 2006, which was funded on February 1, 2007, and after will be in cash rather than Rollins, Inc. common stock, and participants may direct the matching contributions to be invested in any fund.  Rollins, Inc. common stock will be the default investment fund for matching contributions.

Effective January 1, 2006, for a long-service employee who participated in the Rollins, Inc. Retirement Income Plan, the Company may make an additional contribution (a “Pension Restoration Contribution”) into the Plan.  The Company will make these contributions for five years, with the first contribution made in January 2007 and the final contribution made in January 2011.  In order to be eligible for this benefit, an employee must meet several requirements, as described in the Plan document.  Highly Compensated Employees are not eligible for this benefit in the Plan.  Participants have the ability to diversify their investment options relating to the Pension Restoration Contribution.  The default fund for the Pension Restoration Contribution is the Dodge & Cox Balanced Fund.  Participants shall be 100% invested in the Pension Restoration Contributions at all times.  For the years ended December 31, 2007 and 2006, the Company made Pension Restoration Contributions of approximately $1.82 million and $1.94 million, respectively.  The 2007 Pension Restoration Contribution was remitted in February 2008, and the 2006 Pension Restoration Contribution was remitted in January 2007.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Participants vest in Company matching contributions based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Forfeited nonvested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $221,756 in 2007.  Forfeited nonvested accounts were $69,964 at December 31, 2007 and $0 at December 31, 2006.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Prior to January 1, 2007, all investment fund options, excluding the employer contribution portion of Rollins, Inc. common stock, were 100% participant-directed.  Effective January 1, 2007, all investment fund options are 100% participant-directed, including the Company match.  The Plan currently offers a synthetic GIC, twelve mutual funds, and the Company’s common stock as investment options for participants.  Participants may change their investment options on a daily basis.  The Plan’s default fund for participant contributions is the Dodge and Cox Balanced Fund.  Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All investment options are established by the Plan with guidelines as to the purpose of each option.  Each of the investment options has an investment adviser responsible for the safekeeping and investment of the assets of the fund.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Participant Loans

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%.  For loans issued prior to November 1, 2006, the interest rates were set on the first day of the following processing cycle. For loans issued after October 31, 2006, the interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a roll over of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.  After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Effective April 1, 2007, participants who are active employees may withdraw all or a part of their accounts upon reaching age 70 1/2 or upon becoming disabled, including the company matching contributions.

Effective January 1, 2008, the Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Participant Transaction Charges

All loan fees and investment transaction fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan, and transaction fees are netted with appreciation/depreciation in fair value in each participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the synthetic GIC within the Master Trust and the group annuity contract, which are stated at contract value.  Investments in mutual funds and common stock are stated at the quoted market prices on the last business day of the Plan year.  The participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the synthetic GIC within the Master Trust is based on the market value of the underlying collateral portfolio.  The fair value of the group annuity contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts (included in the Master Trust at December 31, 2007) as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Master Trust

The Rollins, Inc. Master Trust (“Master Trust”) was established on January 1, 2007 to hold the synthetic GIC of plans sponsored by the Company and Western Industries-North, Inc.  The synthetic GIC, and the income there from, are allocated to participating plans based on each plan’s participation in the synthetic GIC within the Master Trust.

Synthetic GIC and Group Annuity Contract

The Plan maintained a fully benefit-responsive group annuity contract (“GIC”) with Connecticut General Life Insurance Company (“CIGNA”), until October 31, 2006.  On November 1, 2006, the GIC with CIGNA was purchased by Prudential Bank and Trust, FSB and rolled into a synthetic investment contract (“synthetic GIC”) with Prudential Insurance Company of America (“Prudential Insurance”).  The crediting interest rate on the GIC was based on a formula agreed upon with CIGNA. The rate had the ability to change under the terms of contract, but in no case was to be adjusted to less than 0%. The average yields on the GIC based on actual earnings and interest rate credited to participants for the period ended October 31, 2006 were as follows:

Period Ended October 31, 2006
Based on actual earnings	3.7%
Based on interest rate credited to participants	4.7%

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

The synthetic GIC is considered to be fully benefit-responsive.  In 2007, the synthetic GIC is held by the Master Trust. The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. Because the synthetic GIC is fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2007 and 2006, based on the expected replacement cost of the contract.  The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months beginning July 1, 2007. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006 are as follows:

	December 31, 2007	November 1, 2006 to December 31, 2006
Based on actual earnings	4.9%	5.3%
Based on interest rate credited to participants	4.9%	5.1%

The contracts are subject to credit risk based on the ability of the insurance companies to meet interest or principal payments or both as they become due.

Benefit Payments

Benefit payments are recorded when paid.

Reclassification

Certain amounts included in the Statement of Net Assets Available for Benefits in 2006 have been reclassified for comparison purposes.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

3. MASTER TRUST

The Plan participates in the Master Trust with the Western Plan.  The value of the units in the Master Trust is adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust.  The Master Trust units may be redeemed by the Plan for an amount equal to their contract value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2007.  A summary of the net assets of the Master Trust is as follows:

Investments, at fair value :
Synthetic GIC	$54,496,213
Total investments at fair value	54,496,213

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(227,534)

Net assets of Master Trust available for benefits	$54,268,679

Master Trust income for the year ended December 31, 2007 is as follows:

Investments, at fair value :
Net Appreciation of synthetic GIC	$2,647,818
Dividend income	42
$2,647,860

The Plan’s assets in the Master Trust as a percentage of the net assets of the Master Trust was 64% at December 31, 2007.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

4. INVESTMENTS

Investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Mutual Funds:
Vanguard Windsor II Admiral Fund	$16,061,258	$14,482,999
Growth Fund of America	30,123,983	27,969,815
Dodge & Cox Balanced Fund	17,146,510	16,599,514
Capital World Growth Fund	10,416,210	8,991,764
Common Stock:
Rollins, Inc. common stock	60,671,241	48,043,477
Investments in Master Trust:
Prudential Guaranteed Fund-Rollins, Inc.	34,896,585	30,965,181

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

During 2006, the employer matching contribution was invested in Rollins, Inc. common stock and could not be transferred by the participants.  The portion of Rollins, Inc. common stock that was nonparticipant-directed was $32,491,272 at December 31, 2006.  Net assets of Rollins, Inc. common stock as of December 31, 2006 (including both participant-directed and nonparticipant-directed amounts) was $48,043,477.

As of January 1, 2007, participants may direct the investment of the employer matching contribution.  The default fund for the employer matching contributions remains Rollins, Inc. common stock.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2007 and 2006, respectively, the Plan held approximately 3.2 million units and 2.2 million shares of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2007 and 2006 was approximately $60.7 million and $48.0 million, respectively.  During 2007, the Plan received approximately $646,000 in dividends on Rollins, Inc. common stock which was used to purchase additional shares of common stock.

At December 31, 2007, the Plan investments include a synthetic GIC that is managed directly by Prudential Insurance through the Master Trust.  Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Effective for plan years ending after December 15, 2006, synthetic GICs are to be valued at fair value on the statement of net assets, including those in a master trust arrangement.  The following is a reconciliation of the investments in Master Trust per the financial statements to the Form 5500 at December 31, 2007:

	2007	2006
Net assets available for benefits at contract value per the financial statements	$201,776,929	$171,996,486
Adjustment from contract value to fair value relating to fully benefit- responsive investment contracts	145,622	(173,393)
Net assets available at fair value per the Form 5500	$201,922,551	$171,823,093

Supplemental Schedule

ROLLINS 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2007

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$7,438,272
	Alger Funds	Alger Mid Cap Growth Institutional I Fund	1,980,994
	Victory Funds	Victory Diversified Stock A Fund	295,102
	Vanguard Funds	Vanguard Windsor II Adm Fund	16,061,258
	Vanguard Funds	Vanguard 500 Index Fund	849,843
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	2,162,079
	American Funds	Growth Fund of America R4 Fund	30,123,983
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	4,985,108
	DWS Funds	DWS Small Cap Value A Fund	357,775
	Dodge and Cox Funds	Dodge & Cox Balanced Fund	17,146,510
	American Funds	Capital World Growth R4 Fund	10,416,210
	American Funds	American Europacific Growth R4 Fund	5,026,605
*	Rollins, Inc.	Common Stock	60,671,241
*	Participant Loans	Interest rates ranging from 5.0% to 11.5%	6,455,384

			$163,970,364

*	Indicates a party-in-interest to the Plan.

Plan assets invested in the Master Trust are excluded from this schedule.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Plan
(Registrant)

Date: June 25, 2008	By:	/s/ MW Knottek
MW Knottek
Chairman, Rollins, Inc. Administrative Committee

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.